Exhibit (p)

INITIAL CAPITAL AGREEMENT

City National Rochdale Select Strategies Fund, a Delaware statutory trust (the “Fund”), and City National Rochdale, LLC (the “Purchaser”), a Limited Liability corporation, hereby agree as of May 23, 2017, as follows:

1.

In order to provide the Fund with the initial capital required pursuant to Section 14 of the Investment Company Act of 1940, as amended, the Purchaser is hereby purchasing from the Fund 10,000 shares of beneficial interest of the Fund (the “Shares”), at a purchase price of $10.00 per share, for a total purchase price of $100,000. The Purchaser hereby acknowledges the receipt of the Shares, and the Fund hereby acknowledges receipt from the Purchaser of funds in the amount of $100,000 in full payment for the Shares. It is further agreed that no certificate for the Shares will be issued by the Fund.

2.

The Purchaser is aware that the Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), on the basis that the sale of such Shares will be exempt under Section 4(a)(2) of the 1933 Act as not involving any public offering. Reliance on such exemption is predicated, in part, on the Purchaser’s representation and warranty to the Fund that the Shares are being acquired for the Purchaser’s own account for investment purposes and not with a view to the distribution or redemption thereof, and that the Purchaser has no present intention to dispose of the Shares. The Purchaser further represents that it will not take any action that will subject the sale of the Shares to the registration provisions of the 1933 Act.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Initial Capital Agreement to be duly executed on the date first written above.

CITY NATIONAL ROCHDALE SELECT STRATEGIES FUND

By:	/s/ Anthony Sozio
Name:	Anthony Sozio
Title:	Vice-President

CITY NATIONAL ROCHDALE, LLC

By:	/s/ Kurt Hawkesworth
Name:	Kurt Hawkesworth
Title:	COO